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                                                                     EXHIBIT 122

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       REPORTING ISSUER

         InterOil Corporation ("InterOil")

2.       DATE OF MATERIAL CHANGE

         March 10, 2004

3.       PRESS RELEASE

         InterOil filed a press release on SEDAR on March 10, 2004. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         InterOil announced that it entered into a share sale agreement with BP plc to acquire BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operation in Papua New Guinea. This transaction is valued at US$11.3 million (approximately 36.5 million Papua New Guinea Kina) for assets and inventory. The asset portfolio comprises 3 terminals, 7 depots and over 40 retail sites. The effective date of the acquisition is March 1, 2004 although subject to receiving the necessary PNG Government approvals in due course.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see the press release attached hereto as Appendix "A".

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6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Phil E Mulacek, Chief Executive Officer, of InterOil, who is knowledgeable about the details of the material change and may be contacted at +1 281 292 1800 (Houston, TX USA).

         The foregoing accurately discloses the material change referred to herein.

                  DATED at Houston, Texas this 16th day of March, 2004.

                                             INTEROIL CORPORATION

                                             By: (Signed) "Phil E Mulacek"
                                                 -------------------------------
                                                 Name:  Phil E Mulacek
                                                 Title: Chief Executive Officer

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                                  APPENDIX "A"
                                 PRESS RELEASE

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                                                                 [INTEROIL LOGO]

NEWS RELEASE

                   INTEROIL ACQUIRES BP'S WHOLESALE AND RETAIL
                         OPERATIONS IN PAPUA NEW GUINEA

         MARCH 10, 2004 - PORT MORESBY, PAPUA NEW GUINEA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced today that it has entered into a share sale agreement with BP plc to acquire BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea. This transaction is valued at US$11.3 million (approximately 36.5 million Papua New Guinea Kina) for assets and inventory. The asset portfolio comprises 3 terminals, 7 depots and over 40 retail sites.

         The effective date of the acquisition is 1 March 2004 although subject to receiving the necessary PNG Government approvals in due course.

         InterOil will be assisted in assuming management and control of the company by the secondment of existing key BP management to ensure a seamless transfer over the following year.

         "We are excited about the synergies this distribution business will have with InterOil's future refining operations. The vertical integration of these businesses will be beneficial to current and future customers through increased efficiencies resulting in a more cost competitive market," said Mr Phil Mulacek, CEO of InterOil. "We look forward to working with BP and the staff of BP Papua New Guinea as we integrate this company and business into the InterOil Group."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, (ASX) in CHESS Depositary Interests (CDI), in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                          AUSTRALASIA
Gary M Duvall                 Lisa Elliott             Anesti Dermedgoglou
V.P., Corporate Development   V.P., IR Counsel         V.P., Investor Relations
InterOil Corporation          DRG&E                    InterOil Corporation
gary.duvall@interoil.com      lelliott@drg-e.com       anesti@interoil.com
Houston, TX USA               Houston, TX USA          Cairns, Qld Australia
Phone: +1 281 292 1800        Phone: +1 713 529 6600   Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.